UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

MICROS SYSTEMS, INC.

(Name of Subject Company)

MICROS SYSTEMS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.025 per share

(Title of Class of Securities)

594901100

(CUSIP Number of Class of Securities)

Peter A. Altabef

President and Chief Executive Officer

MICROS Systems, Inc.

7031 Columbia Gateway Drive

Columbia, Maryland 21046-2289

(443) 285-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Richard B. Aldridge

Morgan, Lewis & Bockius LLP

1701 Market St.

Philadelphia, PA 19103-2921

(215) 963-4829

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on July 3, 2014 and subsequently amended by Amendment No. 1 filed with the SEC on July 7, 2014, Amendment No. 2 filed with the SEC on July 14, 2014, Amendment No. 3 filed with the SEC on July 17, 2014, Amendment No. 4 filed with the SEC on July 23, 2014 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Statement”) by MICROS Systems, Inc., a Maryland corporation (the “Company”). The Statement relates to the cash tender offer by Rocket Acquisition Corporation, a Maryland corporation (“Purchaser”), a subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), a subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), to purchase all issued and outstanding shares of the Company’s common stock, par value $0.025 per share at a purchase price of $68.00 per share, payable net to the sellers in cash, without interest thereon and subject to any required withholding of taxes. The tender offer is disclosed in the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the SEC on July 3, 2014, and is upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 3, 2014 and in the related Letter of Transmittal, which were filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Statement, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Statement. The information in the Statement is incorporated into this Amendment by reference to all applicable items in the Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.	Additional Information

Item 8 of the Statement is hereby amended and supplemented by amending and restating in its entirety the fourth paragraph of the subsection entitled “Antitrust Compliance” to read as follows:

“We and Oracle also conduct business outside of the United States. Under the EC Merger Regulation, the purchase of Shares pursuant to the Offer and the Merger may not be completed until the expiration of a 25 business day waiting period following the filing of a notification (Form CO) concerning the Offer (and the Merger) with the European Commission (the “Commission”), unless the waiting period is earlier terminated. The waiting period starts the first business day after the filing of the notification. On July 24, 2014, the Form CO was submitted by Oracle, which began the 25 business day review period. The review period is scheduled to terminate on August 29, 2014, unless extended by the Commission.”

Item 8 of the Statement is hereby amended and supplemented by amending and restating the fourth paragraph under “Additional Information — Certain Litigation” as follows:

“On July 11, 2014, plaintiffs in the Boudreaux, Stein, Rosenfeld and Scott cases filed motions to expedite discovery and shorten the time to respond to the motions. On July 16, 2014, all five class action complaints described above (i.e. the Boudreaux, Stein, Rosenfeld, Scott and Publishers cases) were consolidated by order of the Circuit Court into a single action under the caption Scott v. MICROS Systems, Inc. et al. Consolidated Case. No. 13C14099672. Also, on July 16, 2014, plaintiff in the Boudreaux case filed a motion for a temporary restraining order (“TRO”) to prevent proceeding with the Offer and a motion to shorten the time to respond to the TRO. On July 21, 2014, the defendants in the actions filed their oppositions to the motions to expedite and the motion for a TRO.

On July 22, 2014, the Circuit Court held a hearing on the four plaintiffs’ motions for expedited discovery and one plaintiff’s motion for TRO. The Circuit Court denied the plaintiffs’ motion for expedited discovery and continued the motion for TRO until a hearing scheduled for July 31, 2014 to address both the TRO and a preliminary injunction. The plaintiffs did not move for a preliminary injunction and on July 25, 2014 withdrew their request for a TRO and requested that the scheduled July 31, 2014 hearing be cancelled.”

Item 8 of the Statement is hereby amended and supplemented by inserting the following section immediately before the section titled “Forward-Looking Statements”:

“Extension of Offer Period

On July 29, 2014, Oracle extended the Offer until 12:00 midnight, New York City time, at the end of August 15, 2014, unless further extended. The Offer had previously been scheduled to expire at 12:00 midnight, New York City time, at the end of July 31, 2014. American Stock Transfer & Trust Company LLC, the depositary for the Offer, has indicated that as of 12:00 midnight, New York City time, at the end of July 28, 2014, approximately 74,902,285 Shares were issued and outstanding, and 1,896,113 Shares have been tendered into and not properly withdrawn from the Offer. The press release issued by Oracle announcing the foregoing is filed as Exhibit (a)(5)(K) to the Schedule TO and is incorporated herein by reference.”

Item 9.	Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(viii)	Press Release issued by Oracle Corporation, dated July 29, 2014 (incorporated herein by reference to Exhibit (a)(5)(K) to Amendment No. 4 to the Schedule TO filed by Oracle Corporation with the SEC on July 29, 2014).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICROS Systems, Inc.

By:	/s/ Peter A. Altabef
Name:	Peter A. Altabef
Title:	President, Chief Executive Officer

Date:	July 29, 2014